EXHIBIT 99.1

NICE Solutions to Interoperate with Cisco’s New Customer Collaboration Software

Interoperability with Cisco’s new customer collaboration solutions to further improve contact center and enterprise performance, operational efficiency and regulatory compliance

Ra’anana, Israel, November 15, 2010 - NICE Systems Ltd. (NASDAQ: NICE), the worldwide leader of intent-based solutions that extract insight to impact business performance, reduce financial risk and ensure safety and security today announced that NICE SmartCenter solutions will interoperate with Cisco’s three newly announced products: Cisco’s media capture platform, Cisco SocialMiner for social media management, and Cisco’s new web 2.0 collaboration desktop, Cisco Finesse. The new NICE offerings combine Cisco’s solutions with NICE’s Interaction Recording, Quality Management, cross-channel Interaction Analytics, Workforce Management, and Real-time Process Optimization. The offering will be showcased at Cisco’s Annual Collaboration Summit at the Biltmore Hotel in Phoenix, Arizona, on November 16-17, 2010.

John Hernandez, vice president and general manager of the Customer Collaboration Business Unit at Cisco, said, "The time is right to deliver innovative, forward thinking solutions to the market. We are excited that NICE has developed value-added solutions that leverage the foundation of Cisco SocialMiner, Cisco Finesse, and our new media capture platform to address both agent-centric and customer-centric needs.”

Cisco has been a partner of NICE since 2000. NICE is a Cisco Solution Developer and part of the Cisco Developer Network program (CDN). In addition to the new integrations, NICE also interoperates with Cisco Unified Communications Manager and Cisco Unified Contact Center Enterprise.

Cisco’s media capture platform for recording customer interactions will interoperate with NICE SmartCenter solutions for Quality Management, cross-channel Interaction Analytics and Real-time Process Optimization. The solutions will enable Cisco’s contact center customers to leverage the NICE solutions for uncovering customer and business intent and extracting strategic customer insights for delivering a real-time impact on customer interactions and business performance, thereby optimizing their Customer Dynamics.

Cisco SocialMiner enables real-time capture of social media postings, social media campaign management, and routing of posts to appropriate staff for handling. NICE is working towards integrating cross-channel Interaction Analytics for automatic categorization of interactions based on topics and for providing root-cause analyses of customer related issues such as product or service dissatisfaction. This will enable organizations to obtain new insights on how to deliver a positive impact on customer experience and, ultimately, the company’s bottom line.

Eric LeBow, Vice President of Professional Services at Spanlink, a Cisco Authorized Technology Provider Partner and a new NICE partner, said, “Our customers rely on us to deliver compelling communications technology and business solutions that drive consistent and continued customer satisfaction. Our partnerships with Cisco and NICE provide us with the means to address the needs of our customers via reliable, innovative and cost-effective solutions. We’re thrilled with the latest development Cisco has made to its collaboration portfolio, and with how well the NICE solution integrates with Cisco’s.”

Udi Ziv, President of the NICE Enterprise Product Group, said, “We are excited about expanding our relationship with Cisco. As Cisco’s momentum in the contact center space has been accelerating greatly, we are looking forward to providing Cisco’s Customer Collaboration solutions with unmatched capabilities for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center operations, thereby optimizing Customer Dynamics.”

The NICE Enterprise offering addresses the needs of customer-centric businesses with intent-based solutions that optimize Customer Dynamics. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About NICE Systems
NICE Systems (NASDAQ: NICE), is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media
Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 775-3896
Investors
Anat Earon-Heilborn	NICE Systems ir@nice.com	+1 877 245 7449

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems's marks, please see: http://www.nice.com/nice-trademarks.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ziv, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F.   The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.